

                                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 4                                                    Washington, D. C. 20549

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(   ) Check here if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).
------------------------------------------------------------------------------------------------------------------------------------
|                                                     |                                       |                                    |
|1 Name and Address of Reporting Person *             |2 Issuer Name and Ticker/Trading Symbol|6 Relationship of Reporting         |
|                                                     |                                       | Person(s) to Issuer                |
|  Chicoine     Michelle  L.                          |EnergyNorth, Inc. EI                   |       (Check All Applicable)       |
|                                                     |---------------------------------------| (   ) Director      (   ) 10% Owner|
| (Last)               (First)                (Middle)|3 IRS Identifica-|4 Statement for      | ( X ) Officer       (   ) Other    |
|                                                     | tion Number of  | Month/Year          | (Give Title below)  (Specify below)|
|  8 Boxwood Road                                     | Reporting       |                     |                                    |
|                    (Street 1)                       | Person, if      |              12/98  | Executive Vice President           |
|                                                     | an entity       |---------------------|------------------------------------|
|                                                     |     (Voluntary) | 5 If Amendment,     |7 Individual or Joint/Group Filing  |
|                    (Street 2)                       |  ###-##-####    | Date of Original    |       (Check Applicable)           |
|                                                     |                 |     (Month/Year)    | Form filed by:                     |
|  Bedford     NH  03110                              |                 |                     |  (X) One Reporting Person          |
| (City)                              (State)   (Zip) |                 |                     |  ( ) More Than One Reporting Person|
------------------------------------------------------------------------------------------------------------------------------------
                          Table I  -  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
|1 Title of Security             |2 Trans- |3 Trans-  |4 Securities Acquired   |5 Amount of   |6 Ownership|7 Nature of Indirect    |
|  (Instruction 3)               | action  | action   | (A) or Disposed of (D) | Securities   | Form:     | Beneficial Ownership   |
|                                | Date    | Code     | (Instructions 3, 4, 5) | Beneficially | Direct(D) |    (Instruction 4)     |
|                                | (Month/ | (Instr 8)|------------------------| Owned at     |    or     |                        |
|                                |  Day)   |----------|  Amount   |(A)| Price  | End of Month |Indirect(I)|                        |
|                                |  Year)  | Code | V |           |(D)|        |(Instrs 3, 4) | (Instr 4) |                        |
|--------------------------------|---------|------|---|-----------|---|--------|--------------|-----------|-------------------------
|  Common Stock                  |  3/18/98|  A   | V |    20.8985|  A| 28.6250|              |           |See Note (4)            |
------------------------------------------------------------------------------------------------------------------------------------
|  Common Stock                  |  6/18/98|  A   | V |    23.4541|  A|   27.00|              |           |See Note (4)            |
------------------------------------------------------------------------------------------------------------------------------------
|  Common Stock                  |  9/18/98|  P   | V |    24.3079|  A|   26.38|              |           |See Note (4)            |
------------------------------------------------------------------------------------------------------------------------------------
|  Common Stock                  | 11/19/98|  J   | V |        296|  A|      --|          2490|     D     |See Notes (1)(2)        |
------------------------------------------------------------------------------------------------------------------------------------
|  Common Stock                  |         |      |   |           |   |        |           100|     I     |By Spouse; See Note (3) |
------------------------------------------------------------------------------------------------------------------------------------
|  Common Stock                  |         |      |   |           |   |        |           100|     I     |by Daughter; See Note(3)|
------------------------------------------------------------------------------------------------------------------------------------
|  Common Stock                  |         |      |   |           |   |        |           100|     I     |by Daughter; See Note(3)|
------------------------------------------------------------------------------------------------------------------------------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (7-97)



                                                             FORM 4 (Continued)
------------------------------------------------------------------------------------------------------------------------------------

                            Table II  -  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                        (Puts, Calls, Warrants, Options, Convertible Securities)
------------------------------------------------------------------------------------------------------------------------------------
|            |        |        |        |                 |                 |                  |        |        |       |         |
|1 Title of  |2 Con-  |3 Trans-|4 Trans-|5 Number of      |6 Date           |7 Title and Amount|8 Price |9 Number|10 Own-|11 Nature|
| Derivative | ver-   | action | action | Derivative      | Exercisable and | of Underlying    | of     |of Deri-|ership:| of      |
| Security   | sion   | Date   | Code   | Securities      | Expiration Date | Securities       | Deri-  |vative  |Direct |Indirect |
| (Instr 3)  | or     | (Month/| (Instr | Acquired (A) or | (Month/Day/Year)|(Instructions 3,4)| vative |Secur-  |(D) or |Ownership|
|            | Exer-  | Day/   |   8)   | Disposed of (D) |-----------------|------------------| Sec-   |ties    |Indi-  |(Instr 4)|
|            | cise   | Year)  |        |(Instrs 3, 4, 5) | Date   | Expir- |         |Amount  | urity  |Owned at|rect(I)|         |
|            | Price  |        |--------|-----------------| Exer-  | ation  |  Title  |or Num- |(Instr  |End of  |(Instr |         |
|            |        |        |Code| V |  (A)   |  (D)   | cisable| Date   |         |ber of  |   5)   |Month   |   4)  |         |
|            |        |        |    |   |        |        |        |        |         |Shares  |        |(Instr4)|       |         |
|------------|--------|--------|----|---|--------|--------|--------|--------|---------|--------|--------|--------|-------|---------|
|None        |        |        |    |   |        |        |        |        |         |        |        |        |       |         |
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
      (1) Award of stock pursuant to Key Employee Performance and Equity Incentive Plan in transaction ex empt under Rule 16b-3.
(2) Rounded to the nearest whole share.
(3) The reporting person disclaims
     beneficial ownership of the securities, and this report shall not be deemed an admission that the re porting person is the beneficial owner of such securities for the purposes of Section 16 or for any other purposes.
(4) Purchase of stock pursuant to the Company's Dividend Reinvestment Plan.


                                                                              Michelle L. Chicoine                        12/9/98
                                                                            _____________________________________        ___________
                                                                              **  Signature of Reporting Person             Date

**  Intentional misstatement or ommissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  Transmit one copy of this Form to EDGAR, using a typed signature.
       If space is insufficient, see Intruction 6 for procedure.                                                    SEC 1474 (7-97)